P.E. 2/1/02


02014985

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
FEB 1 9 2002
080

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


PROCESSED
FEB 2 1 2002
THOMSON
FINANCIAL

For the month of February, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

FORM 6-K
EXHIBIT INDEX

news release

PLACER DOME INC.

FOR IMMEDIATE RELEASE — FEBRUARY 14, 2002

PLACER DOME REPORTS PROFITABLE FOURTH QUARTER

(all dollar amounts reported in U.S. dollars)

	December 31			
	Fourth Quarter		Twelve Months	
	2001 $	2000 $	2001 $	2000 $
Financial (millions US$)				
Mine operating earnings	**79**	91	**335**	441
Net earnings before unusual items [i]	**31**	1	**133**	133
Net earnings (loss)	**29**	(89)	**(133)**	(92)
Cash flow from operations	**47**	29	**364**	390
Per common share				
Net earnings (loss)	**0.09**	(0.27)	**(0.41)**	(0.28)
Cash flow from operations [i]	**0.14**	0.09	**1.11**	1.19
Return on net assets [ii]	**1.2%**	(5.4%)	**(4.2%)**	(0.5%)
Operating				
Placer Dome's share:				
Gold production (000s ozs)	**657**	760	**2,756**	2,984
Gold cash production costs ($/oz)	**167**	161	**160**	159
Gold total production costs ($/oz)	**237**	240	**233**	232

FOURTH QUARTER HIGHLIGHTS

- Cash flow from operations totals $47 million or $0.14/share for the fourth quarter.
- Mine operating earnings total $79 million for the fourth quarter.
- Net earnings in the fourth quarter total $29 million or $0.09 per share.
- Placer Dome's forward sales program realized a $63/oz premium over the spot price of gold of $279/oz for the quarter. As of December 31, the mark-to-market value of the program was $490 million.
- Production totalled 657,000 ounces of gold.
- Cash costs rose slightly to $167/oz and total costs declined to $237/oz.
- In the fourth quarter, Placer Dome brought the Wallaby deposit into production and commenced development of Stage 5 at the Porgera mine.

HEAD OFFICE: BOX 49330 BENTALL POSTAL STATION, 1600 – 1055 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA CANADA V7X 1P1
TEL: (604) 682-7082 **TOLL FREE:** 1-800-565-5815 **FAX:** (604) 682-7092 **WEBSITE:** http://www.placerdome.com

Vancouver, Canada – Placer Dome today reported net earnings of $29 million or $0.09/share in the fourth quarter of 2001 versus a loss of $89 million or $0.27/share in the year-earlier period. Cash flow from operations totalled $47 million for the quarter, up from $29 million in the fourth quarter of 2000, but lower than cash flow from the third quarter of 2001 due primarily to an investment in non-cash working capital and increased exploration, property holding, resource development and restructuring spending in the fourth quarter. Mine operating earnings remained strong at $79 million in the fourth quarter of 2001, versus $91 million in the year-earlier period.

Sales revenue in the fourth quarter of 2001 fell to $292 million from $337 million in the year-earlier period due to lower gold production and a lower realized gold price. The Corporation produced 657,000 ounces of gold and 111 million pounds of copper in the fourth quarter, versus 760,000 ounces of gold and 109 million pounds of copper in the year-earlier period. Placer Dome's forward sales program realized a premium of $63/oz for an average price of $342/oz, versus the fourth quarter average spot price of $279/oz. As of December 31, 2001 based on a spot price of $277/oz of gold, the mark-to-market value of Placer Dome's precious metals sales program was $490 million.

Placer Dome President and CEO Jay Taylor described the company's success as mixed in 2001. "We were successful on a number of fronts, such as the development of new deposits at existing mines, however, the year's performance was overshadowed by the decision we made to write off the carrying value of the Getchell mine. Our prudent, realistic management of this asset clears the way for a stronger financial performance in 2002," Taylor said. "Our reduction in the gold price assumption used to calculate reserves shows just how robust this company is. Despite a drop from a $300/oz assumption to $275/oz, our reserve base dropped by only 5% to 44.5 million quality ounces. We remain committed to generating value from every ounce."

2001 IN REVIEW

- Cash flow from operations of $364 million or $1.11/share.

- Mine operating earnings of $335 million.

- Net earnings before unusual items of $133 million. After reflecting all items, including the write-down of mining interests of $301 million, consisting primarily of the write down of the Getchell mine in the third quarter, the loss for the year is $133 million or $0.41/share.

- For the year, Placer Dome's forward sales program realized a $55/oz premium over the average spot price of gold of $271/oz. At December 31, 2001, Placer Dome had committed a total of 7.92 million ounces under its gold sales program, or approximately 18% of reserves, at an average price of $400/oz for delivery over 13 years. The mark-to-market value of the program was $490 million at year-end. At a spot price of $300 per ounce, the mark-to-market value of the forward sales program would be $315 million.

HEAD OFFICE: BOX 49330 BENTALL POSTAL STATION, 1600 – 1055 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA CANADA V7X 1P1

TEL: (604) 682-7082 TOLL FREE: 1-800-565-5815 FAX: (604) 682-7092 WEBSITE: http://www.placerdome.com

Based on interest and lease rates as of February 13, 2002, the mark-to-market value of PDG's program breaks even at a gold price of $345 per ounce.

- PDG's share of gold production was 2.75 million ounces and cash and total costs for the year held steady at $160/oz and $233/oz respectively.

- PDG's share of production from the Cortez Mine in 2001 was 18% higher than 2000 due to heap leach production from South Pipeline coming on stream in the second quarter and higher contribution from the sale of carbonaceous ore. In October 2001, the Cortez Joint Venture entered into an agreement with Barrick Goldstrike Mines Inc. to sell 270,000 tonnes of carbonaceous ore grading approximately 8 g/tonne, with an option for Barrick to purchase an additional 180,000 tonnes of ore. Ore delivery commenced in the fourth quarter.

- The Golden Sunlight mine in Montana secured a stable power contract, which will allow it to mill stockpiled ore through mid-2002, after which the pit ramp will be mined and processed through the end of the mine life, now expected to be 2003.

- Production from the Wallaby deposit at Australia's Granny Smith mine was brought onstream successfully in the fourth quarter. The deposit remains open at depth and work in 2002 will focus on further delineating this potential.

- At the Porgera mine in Papua New Guinea in 2001, stage 3 mining was completed and a smooth transition to stage 4 in the open pit was achieved. Open pit production is expected to average around 675,000 ounces annually from 2002 to through 2005. Development of an underground mine was commenced on a limited scale and is expected to augment open pit production by an additional 68,000 ounces of gold per year over the 2002 through 2005 period.

- Progress on the development of the main shaft at the South Deep mine in South Africa was slowed during the year due to poor ground conditions, however completion and commissioning is still scheduled for the latter half of 2003. Construction of the new mill is nearing completion and it is expected to be commissioned in the second quarter of 2002. Given the size and complexity of the new mine development project underway, a new life of mine plan is being prepared to incorporate our increased knowledge about productivity, costs and grade. The review was initiated in the fourth quarter and results are expected by mid-2002.

- The Corporation secured 2002 production from the Getchell property under an agreement with Newmont's nearby Twin Creeks property to process the Getchell stockpiles. In order to maintain the option value of the property going forward, the mine has been put onto care and maintenance with a remaining crew of 37 employees.

- Reflecting the Corporation's strategic emphasis on meeting stringent investment criteria based on realistic price assumptions, PDG reduced the price of gold used to calculate its reserves from $300/oz in 2000 to $275/oz in 2001. Despite the reduction to this conservative price estimate, reserves declined by only 5%, from 47.0 million ounces to 44.5 million ounces.

The Corporation today declared a semi-annual dividend of $0.05 per share payable on March 18, 2002 to shareholders of record at the close of business on March 1, 2002.

Placer Dome will host a conference call to discuss its year-end results at 11:00 am EST on Friday, February 15. North American participants may access the call at 1-888-433-1680. International participants please dial (416) 641-6687. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

Placer Dome expects to produce more than 2.5 million ounces of gold and 420 million pounds of copper in 2002. The Gold Institute is revising its guidelines for calculating cash cost per ounce. Commencing in the first quarter of 2002, Placer Dome will report its cash costs using the revised guidelines. This is expected to add approximately $10/oz to unit cash costs. Total costs per ounce will not be affected.

(i) Net earnings before unusual items and cash flow from operations per share are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. The measure of net earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature.

(ii) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

-30-

For further information:
Investor Relations – Ron Stewart (416) 363-7260
Media Relations – Brenda Radies (604) 661-1911
On the Internet: www.placerdome.com

FEBRUARY 14, 2001

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

HEAD OFFICE: BOX 49330 BENTALL POSTAL STATION, 1600 – 1055 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA CANADA V7X 1P1

TEL: (604) 682-7082 **TOLL FREE:** 1-800-565-5815 **FAX:** (604) 682-7092 **WEBSITE:** http://www.placerdome.com

EARNINGS SUMMARY

(millions of United States dollars, U.S. GAAP)

	December 31			
	Fourth Quarter		Twelve Months	
	2001	**2000**	**2001**	**2000**
Financial ($ millions)				
Sales	**292**	337	**1,223**	1,413
Mine operating earnings				
Gold	**66**	72	**275**	360
Copper	**13**	20	**69**	89
Other	**-**	(1)	**(9)**	(8)
	79	91	**335**	441
Net earnings (loss)	**29**	(89)	**(133)**	(92)
Cash flow from operations	**47**	29	**364**	390
Production and sales volumes				
Gold (000s ozs)				
Group's share production	**657**	760	**2,756**	2,984
Consolidated production	**647**	768	**2,776**	3,024
Consolidated sales	**652**	723	**2,876**	3,093
Copper (000s lbs)				
Group's share production	**110,732**	109,436	**417,160**	430,210
Consolidated production	**110,732**	109,436	**417,160**	430,210
Consolidated sales	**107,413**	104,371	**420,338**	436,645
Average prices and costs				
Gold ($/oz)				
Price realized - Group's share	**342**	352	**326**	346
London spot price	**279**	269	**271**	279
Group's share cash cost	**167**	161	**160**	159
Group's share total cost	**237**	240	**233**	232
Copper ($/lb)				
Price realized - Group's share	**0.69**	0.86	**0.74**	0.82
London spot price	**0.64**	0.84	**0.72**	0.82
Group's share cash cost	**0.45**	0.47	**0.44**	0.45
Group's share total cost	**0.58**	0.68	**0.58**	0.64

	December 31			
	Fourth Quarter		Twelve Months	
Net earnings before unusual items	**2001**	**2000**	**2001**	**2000**
Net earnings (loss) ($ million)	**29**	(89)	**(133)**	(92)
Unusual items, net of tax				
Write-down of mining interests	**9**	212	**301**	328
Unusual tax adjustments	**(5)**	(36)	**(27)**	(49)
Unrealized non-hedge derivative losses (gains)	**(4)**	(38)	**11**	(17)
Kidston cumulative translation gain	**-**	-	**(21)**	-
Restructuring costs	**2**	1	**2**	3
Gains on assets	**-**	(49)	**-**	(57)
Change in accounting policies	**-**	-	**-**	17
Net earnings before unusual items	**31**	1	**133**	133
Per common share	**0.09**	-	**0.41**	0.41

PRODUCTION AND OPERATING SUMMARY													
			Actual 2001 and 2000								Estimate 2002		
				Placer Dome's Share									
Mine	Placer Dome's share (% of mine production)		Mine operating earnings [1]	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total	Production (ozs,lbs)	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total
GOLD													
Canada													
Campbell	100%	2001	$ (3)	438	13.3	94.8	178,139	-22%	208	287	181,000	192	276
		2000	$ 12	473	15.7	96.2	229,408		175	237			
Dome	100%	2001	1	4,122	2.6	89.3	302,795	-4%	208	268	300,000	199	264
		2000	4	4,234	2.5	92.3	313,905		205	268			
Musselwhite	68%	2001	1	878	5.9	95.3	158,988	-5%	191	265	158,000	183	260
		2000	7	838	6.5	95.8	166,889		158	231			
United States													
Bald Mountain	100%	2001	(10)	3,777	1.5	65.3	108,393	-19%	230	365	114,000	180	258
		2000	(3)	4,416	1.6	65.9	134,469		221	296			
Cortez [3]	60%	2001	78	2,153	9.0	90.7	712,850	+18%	83	161	602,000	139	188
		2000	92	2,087	9.5	87.9	605,953		60	136			
Getchell [4]	100%	2001	-	-	-	-	3,111		-	-	56,000	-	-
Golden Sunlight	100%	2001	5	2,338	3.2	80.9	195,507	-8%	101	249	127,000	182	211
		2000	4	2,347	3.4	82.0	212,266		103	243			
Papua New Guinea													
Misima [5]	80%	2001	8	4,590	1.0	89.1	133,282	-23%	186	218	117,000	195	217
		2000	(1)	4,869	1.2	90.7	174,210		234	289			
Porgera	50%	2001	8	2,881	4.9	81.6	380,311	-16%	179	250	338,000	245	301
		2000	19	3,011	5.8	78.9	455,217		132	236			
Australia													
Granny Smith	60%	2001	20	2,180	3.3	91.1	208,306	-16%	167	181	248,000	127	169
		2000	24	2,435	3.5	89.7	247,229		207	221			
Kidston	70%	2001	6	2,392	1.4	86.0	103,403	-40%	166	217	-	-	-
		2000	(5)	5,148	1.3	83.1	170,936		221	302			
Osborne [6]	100%	2001	♦	1,487	1.1	80.2	41,706	+21%	♦	♦	33,000	♦	♦
		2000	♦	1,470	0.9	79.3	34,575		♦	♦			
Chile													
La Coipa [7]	50%	2001	(4)	3,174	0.7	82.4	58,425	-23%	204	297	94,000	210	292
		2000	(3)	3,006	0.8	83.4	76,141		226	298			
South Africa													
South Deep	50%	2001	5	678	8.1	97.2	171,126	+5%	196	235	199,000	202	240
		2000	8	609	8.5	97.5	162,628		193	220			
Metals hedging revenue		2001	156										
		2000	199										
TOTAL GOLD [2]		2001	$ 275				2,756,342	-8%	160	233	2,567,000	180	235
		2000	$ 360				2,983,826		159	232			
COPPER													
Osborne [6]	100%	2001	12	1,487	3.5	95.6	108,496	+4%	0.50	0.62	93,400	0.56	0.66
		2000	7	1,470	3.4	96.2	104,519		0.51	0.74			
Zaldívar	100%	2001	50	16,458	1.2	69.6	308,664	-5%	0.42	0.56	327,500	0.44	0.60
		2000	83	16,458	1.2	73.7	325,691		0.41	0.59			
Metals hedging revenue		2001	7										
		2000	(1)										
TOTAL COPPER		2001	$ 69				417,160	-3%	0.44	0.58	420,900	0.47	0.61
		2000	$ 89				430,210		0.45	0.64			
Other		2001	(9)										
		2000	(8)										
CONSOLIDATED MINE OPERATING EARNINGS [1]		2001	$ 335										
		2000	$ 441										

Notes to the Production and Operating Summary

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, an incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars

(2) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	December 31			
	Fourth Quarter		Twelve Months	
	2001 $/oz	**2000 $/oz**	**2001 $/oz**	**2000 $/oz**
Direct mining expenses	**165**	175	**170**	170
Stripping and mine development adjustment	**(7)**	(18)	**(18)**	(16)
Third party smelting, refining and transportation	**1**	1	**1**	1
By-product credits	**(3)**	(2)	**(1)**	(2)
Cash operating costs	**156**	156	**152**	153
Royalties	**9**	4	**6**	4
Production taxes	**2**	1	**2**	2
Total cash costs	**167**	161	**160**	159
Depreciation	**56**	34	**45**	38
Depletion and amortization (i)	**3**	36	**19**	27
Reclamation and mine closure	**11**	9	**9**	8
Total production costs	**237**	240	**233**	232

(i) Includes the amortization of deferred stripping costs.

(3) For the twelve months ended December 31, 2001, included in gold production is 66,763 ounces (December 31, 2000 – 43,787) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs.

(4) Production from the Getchell Mine relates to third party ore sale.

(5) Silver is a by-product at the Misima Mine. For the twelve months ended December 31, 2001, Misima produced 0.7 million ounces of silver and 0.8 million ounces for the prior year period.

(6) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(7) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 155,916 ounces and 174,707 ounces for the twelve months ended December 31, 2001 and 2000 respectively. At La Coipa, production for silver was 6.1 million ounces for the twelve months ended December 31, 2001 and 5.5 million ounces for the prior year period.

RESERVES [1] [2]

(Proven and Probable) [2]
The Corporation's Share at December 31, 2001

MINE BY METAL	PROVEN			PROBABLE			TOTAL			
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Recovery (%) [1]
GOLD										
Canada										
Campbell	931	17.6	526	1,010	15.9	517	1,941	16.7	1,043	94.5
Dome	11,179	1.1	381	14,417	2.0	940	25,596	1.6	1,321	91.8
Musselwhite	6,954	5.7	1,281	1,820	4.8	280	8,774	5.6	1,561	95.0
United States										
Bald Mountain	8,737	1.0	272	-	-	-	8,737	1.0	272	70.0
Cortez [7] [8]	44,690	1.7	2,397	59,350	1.4	2,596	104,040	1.5	4,993	80.5
Golden Sunlight	3,635	2.0	231	24	2.7	2	3,659	2.0	233	80.0
Australia										
Granny Smith [7]	3,607	1.2	137	13,669	3.2	1,390	17,276	2.7	1,527	88.0
Osborne	6,889	1.0	225	2,244	0.9	68	9,133	1.0	293	77.5
Papua New Guinea										
Misima	9,379	0.9	262	-	-	-	9,379	0.9	262	88.8
Porgera [7]	24,059	3.4	2,652	5,172	3.9	643	29,231	3.5	3,295	76.0
South Africa										
South Deep [7]	6,968	8.2	1,838	100,165	8.4	27,018	107,133	8.4	28,856	97.5
Chile										
La Coipa	17,166	1.1	627	3,714	1.4	171	20,880	1.2	798	78.3
			10,829			33,625			44,454	
SILVER										
La Coipa	17,166	57.4	31,705	3,714	53.8	6,422	20,880	56.8	38,127	59.5
Misima	9,379	9.8	2,967	-	-	-	9,379	9.8	2,967	38.0
			34,672			6,422			41,094	
COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Recovery (%) [1]
Zaldívar [7]	181,892	0.686	2,751	408,954	0.626	5,642	590,846	0.644	8,393	70.0
Osborne	6,889	2.659	404	2,244	3.094	153	9,133	2.766	557	94.2
			3,155			5,795			8,950	

Notes: Refer to page 12 of this document for the notes to the Reserves table.

RECONCILIATION OF RESERVES [1] [2]

(Proven and Probable) [2]
The Corporation's Share at December 31, 2001

MINE BY METAL	Reserves December 31, 2000	Mined in 2001 [5]	Other increase or (decrease) in reserves [6]	Reserves December 31, 2001
GOLD (000's ozs)				
Canada				
Campbell	1,570	188	(339)	1,043
Dome	1,542	339	118	1,321
Musselwhite	1,738	167	(10)	1,561
United States				
Bald Mountain	509	166	(71)	272
Cortez	4,951	786	828	4,993
Golden Sunlight	312	242	163	233
Australia				
Granny Smith	1,613	229	143	1,527
Kidston	85	120	35	-
Osborne	246	52	99	293
Papua New Guinea				
Misima	420	150	(8)	262
Porgera	4,128	466	(367)	3,295
South Africa				
South Deep	29,040	176	(8)	28,856
Latin America				
La Coipa	821	71	48	798
	46,975	3,152	631	44,454
SILVER (000's ozs)				
La Coipa	46,905	9,196	418	38,127
Misima	4,385	1,377	(41)	2,967
	51,290	10,573	377	41,094
COPPER (million lbs)				
Zaldívar	10,696	443	(1,860)	8,393
Osborne	472	113	198	557
	11,168	556	(1,662)	8,950

Notes: Refer to page 12 of this document for the notes to the Reconciliation of Reserves table.

RESOURCES [3] [4]
(in addition to reserves)

(Measured and Indicated) [4]
The Corporation's Share at December 31, 2001

MINE BY METAL	MEASURED			INDICATED			TOTAL		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GOLD									
Canada									
Campbell	1,055	22.3	757	1,259	10.1	408	2,314	15.7	1,165
Dome	4,635	6.1	915	18,325	2.1	1,210	22,960	2.9	2,125
Musselwhite	1,713	7.6	420	374	11.9	143	2,087	8.4	563
United States									
Bald Mountain	41,576	1.6	2,093	-	-	-	41,576	1.6	2,093
Cortez [7] [8]	15,999	1.6	804	25,678	1.2	1,030	41,677	1.4	1,834
Golden Sunlight	23,892	1.7	1,336	4,912	1.5	243	28,804	1.7	1,579
Getchell [9]	5,966	17.9	3,426	6,236	17.2	3,456	12,202	17.5	6,882
Australia									
Granny Smith [7]	-	-	-	16,216	2.5	1,278	16,216	2.5	1,278
Osborne	2,115	1.0	71	-	-	-	2,115	1.0	71
Papua New Guinea									
Misima	2,992	0.7	63	-	-	-	2,992	0.7	63
Porgera [7]	21,079	2.5	1,725	14,344	2.0	909	35,423	2.3	2,634
South Africa									
South Deep [7]	2,517	9.0	729	66,819	9.0	19,279	69,336	9.0	20,008
Latin America									
La Coipa	4,952	1.1	179	3,250	1.3	136	8,202	1.2	315
			12,518			28,092			40,610
SILVER									
La Coipa	4,952	45.4	7,227	3,250	28.6	2,988	8,202	38.7	10,215
Misima	2,992	7.0	673	-	-	-	2,992	7.0	673
			7,900			2,988			10,888
COPPER	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**
Zaldívar [7]	45,394	0.342	342	259,969	0.340	1,949	305,363	0.340	2,291
Osborne	2,115	3.597	168	-	-	-	2,115	3.597	168
			510			1,949			2,459

Notes: Refer to page 12 of this document for the notes to the Resources table.

Notes to the Reserves, Reconciliation of Reserves and Resources Tables on pages 9 to 11:

(1) The Corporation's reserves are calculated as at December 31, 2001 using an appropriate cut-off grade associated with an average long-term gold price of $275 per ounce, silver price of $5.25 per ounce and copper price of $0.90 per pound. The calculations incorporate the current and/or expected mine plans and cost levels at each property. Recovery is as a percentage of contained ounces for gold and silver and contained pounds for copper. The persons responsible for reserve calculations are shown under note 10. Consistent with Placer Dome's normal reserve estimation practices, independent data verification has not been performed.

(2) A reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is viable. A reserve includes diluting materials and allowances for losses that may occur when the material is mined. A proven reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable reserve is the economically mineable part of an indicated, and in some circumstances a measured, resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

(3) These are in addition to gold, silver and copper reserves. Conversion of the resources to reserves requires the completion of a pre-feasibility study. The persons responsible for resource calculations are shown under note 10. Consistent with Placer Dome's normal resource estimation practices, independent data verification has not been performed.

(4) A resource (mineralized material) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured resource is that part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated resource is that part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Resources which are not reserves do not have demonstrated economic viability.

(5) Based on 2001 production divided by the recovery percentage for each mine.

(6) Increase (decrease) in reserves resulted from transfers between resources and reserves, acquisition and divestiture of reserves during the year, changes due to geological remodeling, and the impact of a decrease in gold price from $300 to $275 per ounce.

(7) Economic assumptions for material properties:
The cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each material property to reflect the variability of these parameters.

	RESERVES	RESOURCES
	Cut-off grade (g/t gold, % copper)	**Cut-off grade** (g/t gold, % copper)
Cortez	0.27 – 2.88 g/t	0.27 – 2.88 g/t
Granny Smith	0.60 – 1.04 g/t	0.60 – 1.04 g/t
Porgera	1.4 – 2.75 g/t	1.0 g/t
South Deep	4.0 – 6.0 g/t	5.0 g/t
Zaldívar	0.29 – 0.40 %	0.2%

(8) There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 59% and 5% of the reported reserves and resources, respectively, of the Cortez Mine.

(9) As at December 31, 2001, Getchell resources have been reported at a 10.28 grams per tonne cut-off as compared to the December 31, 2000 resources which were reported at 6.86 grams per tonne. Accordingly, the stated resources declined by 27% or 2.6 million ounces.

(10) The persons who have prepared and are responsible for the reserve and resource are shown in the table below. Each named person is a "qualified person" as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. All named persons are employees of Placer Dome unless otherwise indicated.

	RESERVES		RESOURCES	
BY MINE	**Name**	**Title**	**Name**	**Title**
Campbell	Raymond Swanson	Senior Production Geologist	Dan Gagnon	Chief Geologist
Dome	Stephen Taylor	Long Term Planning Engineer	Mort Shannon	Chief Geologist
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist
Bald Mountain	Elias Dib	Mine Engineer	Elias Dib	Mine Engineer
Cortez	Britt Buhl	Chief Mine Engineer	Britt Buhl	Chief Mine Engineer
Golden Sunlight	Paul Buckley	Chief Mine Engineer	Paul Buckley	Chief Mine Engineer
Getchell	-	-	John Porterfield	Chief Geologist
Granny Smith	Geoff Fenton	Mine Superintendent	Malcolm Titley	Senior Mine Geologist
Osborne	Jeff Brown	Mine Engineering Team Leader	Philip Agnew	Senior Geologist
Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant
Porgera	John Butterworth	Senior Open Pit Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Pierre Fourie	Independent Consultant	Deon Van Der Heever	Independent Consultant
La Coipa	Juan Ochoa	Chief Engineer	Mauricio Rubio	Geologist
	Andres Guaringa	Mine Engineer		
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Chief Geologist

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(millions of United States dollars, except share and per share amounts, U.S. GAAP)

	December 31			
	Fourth Quarter		Twelve Months	
	2001 $	2000 $	**2001 $**	2000 $
Sales	**292**	337	**1,223**	1,413
Cost of sales	**164**	168	**658**	686
Depreciation and depletion	**49**	78	**230**	286
Mine operating earnings	**79**	91	**335**	441
General and administrative	**8**	11	**39**	39
Exploration	**17**	16	**44**	56
Technology, resource development and other	**18**	28	**55**	54
Restructuring costs	**2**	1	**2**	4
Write-downs of mining interests	**9**	261	**301**	377
Operating earnings (loss)	**25**	(226)	**(106)**	(89)
Non-hedge derivative gains (losses)	**2**	8	**(29)**	(37)
Investment and other business income	**1**	95	**42**	122
Interest and financing expense	**(17)**	(17)	**(70)**	(75)
Earnings (loss) before taxes and other items	**11**	(140)	**(163)**	(79)
Income and resource tax recovery (provision)	**20**	59	**36**	6
Equity earnings (loss) of associates	**(1)**	(7)	**(1)**	(4)
Minority interests	**(1)**	(1)	**(5)**	2
Change in accounting policies	**-**	-	**-**	(17)
Net earnings (loss)	**29**	(89)	**(133)**	(92)
Per common share				
Net earnings (loss)	**0.09**	(0.27)	**(0.41)**	(0.28)
Dividends	**-**	-	**0.10**	0.10
Weighted average number of common shares outstanding (millions)	**328.6**	327.6	**327.9**	327.6

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)

	December 31			
	Fourth Quarter		Twelve Months	
	2001 $	2000 $	2001 $	2000 $
Common shares, opening	**1,254**	1,248	**1,248**	1,247
Exercise of options	**5**	-	**11**	1
Common shares, closing	**1,259**	1,248	**1,259**	1,248
Unrealized gain on securities, opening	**1**	2	**1**	4
Holding gains (loss)	**-**	(1)	**-**	1
Reclassification of gains included in net income	**-**	-	**-**	(4)
Unrealized gain on securities, closing	**1**	1	**1**	1
Unrealized hedging, opening	**-**	-	**-**	-
Holding gains	**1**	-	**1**	-
Unrealized hedging, closing	**1**	-	**1**	-
Cumulative translation adjustment, opening	**(50)**	(29)	**(29)**	(29)
Recognition of gain on closure of the Kidston Mine	**-**	-	**(21)**	-
Cumulative translation adjustment, closing	**(50)**	(29)	**(50)**	(29)
Accumulated other comprehensive income, closing	**(48)**	(28)	**(48)**	(28)
Contributed surplus	**57**	52	**57**	52
Retained earnings, opening	**46**	330	**241**	365
Net income (loss)	**29**	(89)	**(133)**	(92)
Common share dividends	**-**	-	**(33)**	(32)
Retained earnings, closing	**75**	241	**75**	241
Shareholders' equity	**1,343**	1,513	**1,343**	1,513

PLACER DOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of United States dollars, U.S. GAAP)

	December 31			
	Fourth Quarter		Twelve Months	
	2001 $	2000 $	2001 $	2000 $
Operating activities				
Net earnings (loss)	**29**	(89)	**(133)**	(92)
Add (deduct) non cash items				
Write-down of mining interests and investments	**9**	261	**301**	377
Depreciation and amortization	**49**	78	**230**	286
Cumulative translation adjustment	**-**	-	**(21)**	-
Investment gains	**(2)**	(77)	**(6)**	(85)
Deferred income and resource taxes	**(17)**	(78)	**(59)**	(47)
Deferred reclamation	**(14)**	4	**(11)**	12
Unrealized losses (gains) on foreign currency and option contracts	**(6)**	(54)	**11**	(25)
Deferred options	**(2)**	8	**(7)**	9
Equity earnings and dividends	**2**	10	**8**	17
Minority interest	**-**	1	**5**	(2)
Change in accounting policy	**-**	-	**-**	17
Other items, net	**5**	13	**22**	11
Change in non-cash operating assets and liabilities	**(6)**	(48)	**24**	(88)
Cash from operations	**47**	29	**364**	390
Investing activities				
Property, plant and equipment	**(47)**	(36)	**(222)**	(189)
Short-term investments	**-**	25	**3**	4
Disposition of assets and investments	**4**	4	**8**	17
Other, net	**-**	5	**10**	14
	(43)	(2)	**(201)**	(154)
Financing activities				
Short-term debt	**(7)**	-	**2**	(31)
Long-term debt and capital leases net	**(31)**	(10)	**(36)**	(31)
Common shares issued	**5**	-	**11**	1
Dividends paid				
Common shares	**-**	-	**(33)**	(33)
Minority interest	**(1)**	-	**(5)**	(2)
	(34)	(10)	**(61)**	(96)
Net increase (decrease) in cash and cash equivalents	**(30)**	17	**102**	140
Cash and cash equivalents				
Beginning of period	**463**	314	**331**	191
End of period	**433**	331	**433**	331

PLACER DOME INC.

CONSOLIDATED BALANCE SHEETS

(millions of United States dollars, U.S. GAAP)

ASSETS

	As at December 31	
	2001 **$**	**2000** **$**
Current assets		
Cash and cash equivalents	**433**	331
Short-term investments	**6**	9
Accounts receivable	**95**	143
Income and resource tax assets	**7**	36
Inventories	**160**	196
	701	715
Investments	**58**	66
Other assets	**133**	142
Income and resource tax assets	**124**	74
Property, plant and equipment	**1,683**	1,975
	2,699	2,972

LIABILITIES AND SHAREHOLDERS' EQUITY

	As at December 31	
	2001 **$**	**2000** **$**
Current liabilities		
Accounts payable and accrued liabilities	**140**	192
Short-term debt	**2**	-
Income and resource tax liabilities	**25**	33
Current portion of long-term debt and capital leases	**35**	35
	202	260
Long-term debt and capital leases	**807**	843
Deferred credits and other liabilities	**167**	156
Income and resource tax liabilities	**167**	188
Minority interests in subsidiaries	**13**	12
Shareholders' equity		
Common shares	**1,259**	1,248
Retained earnings	**75**	241
Accumulated other comprehensive income	**(48)**	(28)
Contributed surplus	**57**	52
Total shareholders' equity	**1,343**	1,513
	2,699	2,972

At December 31, 2001, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	1,267	430	420	647	498	230	375	3,867
Average price (i) ($/oz.)	390	443	416	355	336	352	388	383
Fixed interest floating lease rate contracts								
Amount	-	115	110	173	317	517	1,934	3,166
Average price (i) ($/oz.)	-	365	348	454	426	442	473	454
Call options sold and cap agreements(ii)								
Amount	338	440	250	230	180	100	200	1,738
Average price ($/oz.)	324	354	366	365	359	367	394	357
Call options purchased (iii)								
Amount	852	-	-	-	-	-	-	852
Average price ($/oz.)	437	-	-	-	-	-	-	437
Total committed								
Amount	753	985	780	1,050	995	847	2,509	7,919
Put options purchased (ii)								
Amount	-	240	-	-	-	-	-	240
Average price ($/oz.)	-	295	-	-	-	-	-	295
Put options sold								
Amount	200	20	155	80	80	-	-	535
Average price	276	270	260	250	250	-	-	263
Silver (000's ounces):								
Fixed forward contracts								
Amount	2,350	750	-	-	-	-	-	3,100
Average price (i) ($/oz.)	5.53	5.70	-	-	-	-	-	5.57
Call options sold								
Amount	1,050	650	-	-	-	-	-	1,700
Average price ($/oz.)	7.16	7.9	-	-	-	-	-	7.44
Total committed								
Amount	3,400	1,400	-	-	-	-	-	4,800
Put options purchased (ii)								
Amount	2,300	650	-	-	-	-	-	2,950
Average price ($/oz.)	5.49	5.50	-	-	-	-	-	5.49
Copper (millions of pounds):								
Fixed forward contracts								
Amount	56.2	-	-	-	-	-	-	56.2
Average price ($/lb.)	0.70	-	-	-	-	-	-	0.70
Call options sold								
Amount	32.0	-	-	-	-	-	-	32.0
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Total committed								
Amount	88.2	-	-	-	-	-	-	88.2
Put options sold								
Amount	28.7	-	-	-	-	-	-	28.7
Average price ($/lb.)	0.64	-	-	-	-	-	-	0.64

(i) Forward sales contracts include:
   a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
   b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options representing approximately 9% of 2003 production can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

Date: February 15, 2002

By: /s/Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel and Assistant Secretary